Terms Supplement No. 5 dated February 7, 2007
To Prospectus Supplement and Prospectus dated July 1, 2005 and
Product Supplement No. 1 dated December 29, 2006	Filed pursuant to Rule 433
relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Registration Statement No. 333-124095
EKSPORTFINANS ASA
$[●] 10.50% One Year Reverse Convertible Notes Linked to “Industry Leaders” due February 28, 2008
Key Terms

Issuer:	Eksportfinans ASA
Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)
Specified Currency:	U.S. dollars
Aggregate face amount:	$[●]
CUSIP No.:	28264QFA7
ISIN:	US28264QFA76
Agent:	IXIS Securities North America Inc. 9 West 57th St. New York, New York 10019
Agent acting in the capacity as:	Principal
Reference Shares:	Common stock of each of the issuers (each a Reference Issuer) listed in the table below. At the date of this terms supplement, the Relevant Exchange for each of the Reference Shares is the New York Stock Exchange (NYSE).

Reference Issuer	ISIN	Relevant	Ticker
		Exchange	symbol
Exxon Mobil Corporation	US30231G1022	NYSE	XOM
Pfizer Inc.	US7170811035	NYSE	PFE
Wal-Mart Stores, Inc.	US9311421039	NYSE	WMT

Interest Rate:	10.50% per annum, payable monthly in arrears in 12 equal 0.875% payments on each of March 30, 2007, April 30, 2007, May 31, 2007, June 29, 2007, July 31, 2007, August 31, 2007, September 28, 2007, October 31, 2007, November 30, 2007, December 31, 2007, January 31, 2008 and February 28, 2008 (each an Interest Payment Date).

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

● if the official closing price quoted by the Relevant Exchange of at least one of the Reference Shares has not been below the corresponding Knock-In Level for those Reference Shares on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

● if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level for each of the Reference Shares, as determined by the calculation agent in its sole discretion, or (b) a number of the worst performing Reference Shares equal to the Share Redemption Amount of those Reference Shares, if the Final Reference Level of the worst performing Reference Shares on the Determination Date is less than the corresponding Initial Reference Level for those Reference Shares. The worst performing Reference Share could be a Reference Share that has not breached its own Knock-In Level.

The performance of the Reference Shares will be determined by the calculation agent in accordance with the formula: [(Final Reference Level — Initial Reference Level)/Initial Reference Level].

Initial Reference Level:	The Initial Reference Level for each of the Reference Shares is as follows:

Exxon Mobil Corporation	[●]
Pfizer Inc.	[●]
Wal-Mart Stores, Inc.	[●]

Final Reference Level:	The official closing level of the Reference Shares on the Determination Date.

Knock-In Level:	80% of the Initial Reference Level. The Knock-In Level for each of the Reference Shares is as follows:

Exxon Mobil Corporation	[●]
Pfizer Inc.	[●]
Wal-Mart Stores, Inc.	[●]

Share Redemption Amount:	The Share Redemption Amount for each of the Reference Shares is as follows:

Exxon Mobil Corporation	[●]
Pfizer Inc.	[●]
Wal-Mart Stores, Inc.	[●]

The Share Redemption Amount payable on the Maturity Date, if applicable, will be a number of the worst performing Reference Shares in the amount set forth for those Reference Shares in the table above. This amount is equal to the $1,000.00 face amount per note divided by the Initial Reference Level of each of the Reference Shares. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level of those Reference Shares.
Trade Date:	February 23, 2007
Original Issue Date:	February 28, 2007
Determination Date:	February 25, 2008
Maturity Date†:	February 28, 2008

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.
Calculation agent:	IXIS Corporate & Investment Bank 47 quai d’Austerlitz — 75648 Paris Cedex 13 Attn: Legal Department Telephone No.: +33 1 58 55 26 59 Fascimile No.: +33 1 58 55 26 53

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.
Investing in the notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

	Price to Public	Fees and Commissions	Proceeds to Us

Per note	$[●]	$[●]*	$[●]
Total	$[●]	$[●]*	$[●]

*	See “Supplemental plan of distribution” below.
     You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.
     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
IXIS Securities North America Inc.
     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this term sheet if you so request by calling toll-free 866-369-6147.

Additional terms specific to the notes
     You should read this term sheet together with the prospectus dated July 1, 2005, as supplemented by the prospectus supplement dated July 1, 2005 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated December 29, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):
http://www.sec.gov/Archives/edgar/data/700978/000115697306001446/u51278e424b2.htm
     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.
Selected risk considerations
     An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares or any of the component stocks of the Reference Shares. These risks are explained in more detail in the “Risk factors” section of the accompanying product supplement no. 1 dated December 29, 2006.

Hypothetical examples of amounts payable at maturity
     The following tables set out the total return to the Maturity Date of a note, based on the assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
     The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.
     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
     The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this pricing supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.
     If the official closing price quoted by the Relevant Exchange for any of the Reference Shares never falls below the corresponding Knock-In Level for those Reference Shares on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.
     By contrast, if the official closing price quoted by the Relevant Exchange for any of the Reference Shares is less than the corresponding Knock-In Level for those Reference Shares on any Trading Day during the period from the Trade Date up to and including the Determination Date, and the Final Reference Level of the worst performing Reference Shares on the Determination Date is less than the corresponding Initial Reference Level for those Reference Shares, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares with the worst performance (with fractional shares paid in cash).
     The following tables illustrate hypothetical rates of return on an investment in the notes assuming that the Reference Shares of Exxon Mobil Corporation have the worst performance of any of the Reference Shares over the term of the notes, as determined by the calculation agent based on the formula [(Final Reference Level — Initial Reference Level)/(Initial Reference Level)]. Consequently, the Final Reference Levels for no other Reference Shares need to be taken into account in determining the Redemption Amount.
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of 75.67 and a hypothetical Knock-In Level of 60.536. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		12 Monthly
Assumed Closing Price	Value of	Interest	Total Return
of worst performing Reference Shares (Exxon Mobil Corporation)	Payment at	Payments
on Determination Date	Maturity	(Total)	$	%
Greater than: $75.67	$1,000.00	$105.00	$1,105.00	10.5000%
$75.67	$1,000.00	$105.00	$1,105.00	10.5000%
$70.63	$1,000.00	$105.00	$1,105.00	10.5000%
$65.58	$1,000.00	$105.00	$1,105.00	10.5000%
$60.55	$1,000.00	$105.00	$1,105.00	10.5000%

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of 75.67 and a hypothetical Knock-In Level of 60.536. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

			12 Monthly
Assumed Closing Price	Value of		Interest	Total Return
of worst performing Reference Shares (Exxon Mobil Corporation)	Payment at		Payments
on Determination Date	Maturity		(Total)	$	%
Greater than: $75.67	$1,000.00		$105.00	$1,105.00	10.5000%
$75.67	$1,000.00		$105.00	$1,105.00	10.5000%
$68.10	$900.00	*	$105.00	$1,105.00	0.5000%
$60.54	$800.00	*	$105.00	$905.00	-9.500%
$52.97	$700.00	*	$105.00	$805.00	-19.500%
$36.32	$600.00	*	$105.00	$705.00	-29.500%
$30.27	$500.00	*	$105.00	$605.00	-39.500%
$14.53	$400.00	*	$105.00	$505.00	-49.500%
$10.90	$300.00	*	$105.00	$405.00	-59.500%
$2.91	$200.00	*	$105.00	$305.00	-69.500%
$1.45	$100.00	*	$105.00	$205.00	-79.500%
$0.00	$0.00		$105.00	$105.00	-89.500%

*	Payable in Reference Shares of Exxon Mobil Corporation
The Reference Shares
General
     Unless otherwise stated, all information contained herein on the Reference Shares and on the Reference Issuers is derived from publicly available sources and is provided for informational purposes only.
     Each of the Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.
     According to its publicly available documents, Exxon Mobil Corporation, through its affiliates is engaged in exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. Exxon Mobil Corporation is a manufacturer and marketer of commodity petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics and a range of specialty products. It also has interests in electric power generation facilities. Affiliates of Exxon Mobil Corporation conduct extensive research programs in support of these businesses. It has several divisions and hundreds of affiliates, many with names that include ExxonMobil, Exxon, Esso or Mobil. Information provided to or filed with the SEC by Exxon Mobil Corporation pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-02256.

     According to its publicly available documents, Wal-Mart Stores, Inc. operates retail stores in various formats around the world. Its retail operations serve customers primarily through three segments: Wal-Mart Stores segment, which includes Supercenters, Discount Stores and Neighborhood Markets, as well as Walmart.com; SAM’S CLUB segment, which includes warehouse membership clubs in the United States, as well as samsclub.com, and International segment. The International segment consists of retail operations in nine countries and Puerto Rico. Information provided to or filed with the SEC by Wal-Mart Stores, Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-06991.
     According to its publicly available documents, Pfizer Inc. is a research-based, global pharmaceutical company. It discovers, develops, manufactures and markets prescription medicines for humans and animals, as well as consumer healthcare products. Pfizer Inc. operates in three business segments: Human Health, Consumer Healthcare and Animal Health. It also operates several other businesses, including the manufacture of empty soft-gelatin capsules, contract manufacturing and bulk pharmaceutical chemicals. Information provided to or filed with the SEC by Pfizer Inc. Information provided to or filed with the SEC by Pfizer Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-03619.

     In addition, information regarding the Reference Issuers may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
     This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this pricing supplement regarding the Reference Issuers from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the Reference Issuers in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding any of the Reference Issuers are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the Reference Issuers could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about any of the Reference Issuers after the date of this pricing supplement.
     Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuers as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.
     Historical Performance
     The Reference Shares are traded on the NYSE under the symbols set forth below. The following tables set forth the published intra-day high, low and closing prices of each of the Reference Shares since December 31, 2003. We obtained the information in the tables below from Bloomberg without independent verification.

     Any historical upward or downward trend in the price of any of the Reference Shares during any period shown below is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount notes or more on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.
Exxon Mobil Corporation

Period	High	Low	Period End
2003
Third Quarter	$38.470	$34.920	$36.600
Fourth Quarter	41.000	35.150	41.000
2004
First Quarter	$42.780	$40.100	$41.590
Second Quarter	45.460	41.520	44.410
Third Quarter	49.490	44.360	48.330
Fourth Quarter	51.970	48.310	51.260
2005
First Quarter	$63.570	$49.490	$59.600
Second Quarter	60.900	53.350	57.470
Third Quarter	64.980	57.890	63.540
Fourth Quarter	62.490	55.200	56.170
2006
First Quarter	$63.110	$58.280	$60.860
Second Quarter	65.000	56.650	61.350
Third Quarter	70.720	62.150	67.100
Fourth Quarter	78.730	65.410	76.630
2007
First Quarter (through February 5, 2007)	$75.670	$70.980	$75.670
Pfizer Inc.

Period	High	Low	Period End
2004
First Quarter	$38.850	$33.700	$35.050
Second Quarter	37.620	33.820	34.280
Third Quarter	34.160	29.620	30.600
Fourth Quarter	31.300	24.290	26.890
2005
First Quarter	$27.180	$23.860	$26.270
Second Quarter	28.900	25.930	27.580
Third Quarter	27.600	24.800	24.970
Fourth Quarter	25.290	20.600	23.320
2006
First Quarter	$26.600	$23.780	$24.920
Second Quarter	25.540	22.640	23.470
Third Quarter	28.470	22.410	28.360
Fourth Quarter	28.410	24.800	25.900
2007
First Quarter (through Jan 5, 2007)	$27.220	$26.060	$26.880

Wall-Mart Stores, Inc.

Period	High	Low	Period End
2004
First Quarter	61.050	52.120	59.690
Second Quarter	59.020	51.980	52.760
Third Quarter	$54.970	$51.330	$53.200
Fourth Quarter	57.700	51.990	52.820
2005
First Quarter	54.490	50.110	50.110
Second Quarter	49.850	46.810	48.200
Third Quarter	$50.510	$42.490	$43.820
Fourth Quarter	50.570	43.500	46.800
2006
First Quarter	48.540	44.740	47.240
Second Quarter	49.650	45.030	48.170
Third Quarter	$49.810	$43.020	$49.320
Fourth Quarter	51.750	45.540	46.180
2007
First Quarter (through February 5, 2007)	48.610	47.000	48.520
Supplemental information regarding taxation in the United States
   The amount of the stated interest rate on the note that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) equals 5.4%, and the remaining 5.1% constitutes Put Premium (as defined in the accompanying product supplement no. 1).
     Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.
Supplemental plan of distribution
     The notes are being purchased by IXIS Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of [●] between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.
     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.